FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
FORM 27 UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT
FORM 27 UNDER SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT
FORM 26 UNDER SECTION 76(2) OF THE NEWFOUNDLAND SECURITIES ACT
FORM 25 UNDER SECTION 84(1)(B) OF THE SASKATCHEWAN SECURITIES ACT
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK
(INDIVIDUALLY, THE “ACT” AND COLLECTIVELY, THE “SECURITIES ACTS”)

MATERIAL CHANGE REPORT

Item 1:	Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Bema Gold Corporation (“Bema” or the “Company)
Suite 3100, Three Bentall Centre,
595 Burrard Street
Vancouver, B.C. V7X 1J1
Telephone: (604) 681-8371

Item 2:	Date of Material Change

September 6, 2005

Item 3:	Press Release

The Press Release was disseminated on September 6, 2005 to the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market of the London Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:	Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation (“Bema”) announces updates on the financing, development and exploration of the Kupol gold and silver project (“Kupol Project”) located in Chukotka, Russia. All dollar figures are in United States dollars unless otherwise indicated.

Item 5:	Full Description of Material Change

Bema announces updates on the financing, development and exploration of the Kupol Project located in Chukotka, Russia.

Project Loan Financing

Bema announced that it has received conditional commitment letters from its mandated lead arrangers, Bayerische Hypo- und Vereinsbank AG ("HVB") and Société Générale Commercial and Investment Banking ("SG CIB") for a fully underwritten commercial tranche project loan of $280 million for the construction and development of a mine at the Kupol Project. In addition, Bema is nearing completion of negotiations for a second tranche for the project loan of up to $120 million with a group of multilateral and finance institutions, including Export Development Canada and Caterpillar Financial SARL. Both tranches of the project loan will be administered by HVB, as documentation and facility agent, and SG CIB as technical agent.

The HVB/SG CIB commercial tranche project loan, which is subject to regulatory approval, final documentation and customary closing conditions, will have a seven year term from draw down and will be guaranteed by Bema until economic completion. The interest rate will be LIBOR plus 2% prior to economic completion, and LIBOR plus 2.5% for two years after completion, and then LIBOR plus 3% for the remaining term (each rate is net of political risk insurance costs).

The second tranche of the project loan financing is expected to have terms and conditions similar to the commercial tranche but will have a term of eight years from draw down and will be drawn pro rata with the commercial tranche.

Estimated preproduction capital costs to develop a mine at the Kupol Project remain at $364 million and the total cost including start up working capital, preproduction capital costs, financing fees and interest during construction, is estimated at $460 million. In addition Bema has invested a total of $51 million in exploration and feasibility work and $45 million in property payments to date.

As of the end of July 2005, Bema has expended over $108 million of the preproduction capital costs, funded largely by the $150 million Kupol bridge loan facility from HVB (see press release dated June 24, 2005). Bema plans to repay the bridge loan from the proceeds of the Kupol project loan.

Development and Procurement

The 2005 Kupol development program is on schedule and on budget. The foundations for the processing plant are nearing completion and six 3,000-cubic metre fuel tanks have been erected. All of the mill site earth works are complete, as is the pad for the permanent mine camp and the roads to the airport and to the south. Water well testing is also complete, indicating enough fresh water to meet the mill and camp requirements.

The 2005 equipment procurement program is also on schedule. Two ships have arrived in the port city of Pevek, Northern Russia and four more are expected to arrive by early October. The ships contain all of the supplies necessary for the 2006 development program including the mine camp, mill and administrative buildings and most of the mill equipment. This equipment will be trucked to site between January and April, 2006 over 400 kilometres of ice roads. The main construction years at Kupol will be 2006 and 2007 and the project is on schedule to commence production in mid 2008, subject to financing and permitting.

The Kupol Project is a joint venture between Bema and the Government of Chukotka. On August 30, 2005 Bema made a payment to the Government of Chukotka in the amount of $14.5 million and has now met the requirements to acquire its 75% interest in the project.

2005 Exploration Update

Additional high grade drill results have been received from the 2005 exploration program at the Kupol Project. A total of 170 holes totaling 40,890 metres of the 45,000 metre drilling program have been completed to date. Highlights from the exploration program include: the discovery of significant gold and silver mineralization at a depth of 500 metres, which is approximately 270 metres below the previously projected bottom of mineralization in the South and Big Bend zones, indicating that the Kupol vein remains open at depth in these zones; the extension of the North Extension zone a further 300 metres north from the last hole in the 2004 exploration drill program; and the discovery of the Vtoryi II vein, which indicates that high grade mineralization exists on veins outside the main Kupol vein structure.

In addition, the 2005 infill drill program has been completed and drilling in the Central zone has encountered high grade gold and silver mineralization in areas previously thought to contain unmineralized dykes. Furthermore, drilling in the South Offset zone, 50-80 metres east of the main South zone, has intersected high grade gold and silver values. Results are still pending on several additional holes.

Deep drilling

Four holes were drilled to test for the presence of stacked gold systems within the main Kupol vein. Hole KP05-599 was drilled to a depth of 600 metres below the South zone and encountered a 3.15 meter wide (true width of approximately 2.65 metres) vein grading 6.13 g/t gold and 77.12 g/t silver including, 1.30 metres grading 14.7 g/t gold and 185.31 g/t silver. Core recoveries were poor (35%) in the zone, but where present, the crustiform banded vein fragments contain visible gold, sulphosalt and silver sulphide (acanthite) mineralization. This mineralization is significant as it occurs 270 metres below the previously defined base of precious metal mineralization (see news release dated August 12, 2004), suggesting the presence of stacked mineralized zones at Kupol. Hole KP05-550A was drilled under the North Extension zone and intersected a banded chalcedonic quartz veined zone from 747 to 774 metres down hole. This veined zone contained only anomalous levels of gold and silver (to 1.04 grams per tonne (g/t) gold and 15.20 g/t silver), but indicates that the Kupol quartz vein system has a vertical extent in excess of 850 metres. Two additional holes (KP05-584 and 553) were drilled to depth under the Big Bend and the Central zones, and encountered stringer zones adjacent to dykes. Further deep drilling is underway in the South zone.

Hole #		FROM (metres)	TO (metres)	LENGTH (metres)	GOLD GRADE (g/t)	SILVER GRADE (g/t)
KP05-550		769.75	770.6	0.85	1.04	15.20
KP05-553					NSR**	NSR**
KP05-584		532.9	538.3	5.40	1.69	20.71
KP0-599*		481.0	484.15	3.15	6.13	77.12
	Incl.	482.0	483.30	1.30	14.70	185.31
	Incl.	483.0	483.30	0.30	41.78	537.0
*Only 35% of the core was recovered in this intercept
**NSR denotes no significant values.

North Extension Zone

Deep drilling in the North Extension zone has confirmed the existence of the Kupol vein system 200 metres deeper than in previous intersections and 200 metres further north, giving the Kupol system a vertical extent of greater than 850 metres and mineralized strike length of 3.7 kilometres. In addition drilling in 2005 has encountered the Northern Extension zone 100 metres nearer to surface. Highlights from the recent drilling include KP05-505 which intersected 53.22 g/t gold and 1,214.76 g/t silver over 7.70 metres, including 382.9 g/t gold and 8,184.60 g/t silver over 1.0 metre and is located approximately 100 metres outside of the currently defined inferred resource boundary. Two holes drilled 150 metres north of the hole KP05-492 (announced on July 12, 2005: 4.7 metres of 13.5 g/t gold and 105.6 g/t silver), and beyond the 200 metre extension within a several kilometre long magnetic low, intersected up to 10 metres of veining, which however contained low grades. The strength of the magnetic low suggests that the mineralization remains open to the north. Selected drill results from the Northern Extension zone are listed below:

Hole #		FROM (metres)	TO (metres)	LENGTH (metres)	GOLD GRADE (g/t)	SILVER GRADE (g/t)
KP05-505		524.6	532.3	7.70	53.22	1,214.76
	Incl.	528.3	529.3	1.00	382.9	8,184.60
KP05-521		578.4	580.4	2.00	6.01	154.15
	Incl.	579.4	580.4	1.00	9.32	235.30
KP05-527		501.90	504.90	3.00	7.01	172.33
	Incl.	502.9	503.9	1.00	12.98	401.70
KP05-538A		537.90	547.45	9.55	4.93	213.35
	Incl.	537.90	539.40	1.50	21.10	1,279.00
KP05-581		516.40	525.70	9.30	7.34	122.10
	Incl.	516.40	518.80	2.40	20.81	433.67

North Zone

Stripping, mapping and channel sampling of the south part of the North zone is continuing from where the work left off last year, with an additional 80 metres of strike length of the vein system exposed to date in 2005. Channel sampling at 10 metre intervals up to the Premola fault demonstrates the continuity of the high gold and silver grades. Highlights include 8.45 metres grading 45.28 g/t gold and 311.31 g/t silver in sample line TP92210, and 7.77 metres grading 47.63 g/t gold and 463.41 g/t silver in sample line TP92230.

Vtoryi II Vein

Since the recent discovery of the Vtoryi II vein (see press release dated July 12, 2005), 47 holes totaling 5,159 metres have been drilled extending the strike length to 550 metres and depth to 200 metres. The Vtoryi II vein lies beneath the planned tailings dam location, and as a result, a large number of shallow holes were drilled to prove that the vein does not have economic mineralization near surface. Deeper in the vein a high grade shoot has been defined over a strike length of 200 metres and to a depth of 175 metres. Highlights from the recent drilling include 93.42 g/t gold and 3,288.26 g/t silver over 0.90 metres in hole KP05-525, 96.70 g/t gold and 220.60 g/t silver over 0.70 metres in hole KP05-533A and 28.0 g/t gold and 145.25 g/t silver over 1.95 metres in hole KP05-588. True widths are believed to be approximately 75-85% of the intersected widths. The Vtoryi II vein is located approximately 1 kilometre southwest of the Big Bend zone, 300 metres west of the Southern Extension zone and remains open in all directions. The discovery of the Vtoryi II vein and subsequent follow-up drilling indicates that high grade gold and silver veins exist on the property outside of the main Kupol vein.

Selected drill results from the Vtoryi II vein are as follows:

Hole #	FROM (metres)	TO (metres)	LENGTH (metres)	GOLD GRADE (g/t)	SILVER GRADE (g/t)
KP05-520	64.65	66.40	1.75	13.23	85.48
KP05-525	89.0	89.90	0.90	93.42	3,288.26
KP05-533A	169.10	169.80	0.70	96.70	220.60
KP05-536	97.20	98.50	1.30	9.77	338.15
KP05-547	118.80	119.20	0.40	15.84	174.40

KP05-556	43.90	44.40	0.50	2.18	224.30
KP05-561	51.85	52.55	0.70	23.42	831.60
KP05-578	55.30	55.80	0.50	35.00	364.60
KP05-588	122.55	124.50	1.95	28.0	145.25

Other New Veins

In addition to the Vtoryi II vein, the 2005 exploration program has identified four new veins outside the main Kupol vein. Two veins are located in the Vtoryi area, one of which (Vtoryi I) was announced previously (see news release dated July 12, 2005) and another has recently been drilled. A third new vein located 300 metres east of the main Kupol vein has been tested in three drill holes and a fourth, 600 metres east of the main vein, has been trenched. Results are pending for these new veins.

South Zone/ South Offset Zone

Twenty seven holes totaling 7,656 metres have been drilled to date in 2005 in the South and South Extension zones. Of these holes 12 intersected the South Offset zone, which is situated 50 to 80 metres east of the South veins. The offset vein has been outlined over a strike length of 175 metres, to a depth of 150 metres and remains open to the south. Highlights of the recent drilling of the South Offset vein include KP05-518 (6.07 metres grading 111.82 g/t gold and 157.24 g/t silver) and KP05-506 (2.0 metres grading 20.84 g/t gold and 153.99 g/t silver). These intercepts could result in an increase in the size of the planned South/Big Bend open pit.

Drilling of the main South zone veins continued to define high grade zones disrupted by dykes. Significant new results from these veins included KP05-515 (5.0 metres grading 36.07 g/t gold and 116.21 g/t silver) and KP05-523A (9.10 metres grading 19.97 g/t gold and 346.19 g/t silver and 5.20 metres grading 59.79 g/t gold and 1,652.37 g/t silver).

Four holes tested the southern extension of the South zone under a previously identified ore shoot within a region of rhyolite dyking. Hole KP05-539 intersected 2.80 metres grading 11.04 g/t gold and 11.55 g/t silver and hole KP05-546 intersected 2.20 metres grading 12.82 g/t gold and 225.05 g/t silver. These holes extend the shoot 125 metres deeper than previous drilling, giving a vertical extent of approximately 275 metres to mineralization in this area. The South zone and the South Offset zone veins remain open along strike and at depth.

Selected results from the South zone drilling are summarized below:

Hole #		FROM (metres)	TO (metres)	LENGTH (metres)	GOLD GRADE (g/t)	SILVER GRADE (g/t)	COMMENTS
KP05-506		104.9	106.0	1.10	19.40	98.10	South offset zone
	And	108.3	110.3	2.00	20.84	153.99	South offset zone
	And	146.30	149.0	2.70	10.97	41.72
KP05-515		30.30	31.50	1.20	11.04	484.30	South offset zone
	And	32.70	35.60	2.90	14.72	68.38	South offset zone
	And	95.60	100.60	5.00	36.07	116.21
KP05-518		119.10	119.90	0.80	29.36	117.60	South offset zone
	And	126.90	132.97	6.07	111.82	157.24	South offset zone
	And	157.30	160.30	3.00	17.73	194.78
KP05-523A		90.70	91.60	0.90	20.54	162.10
	And	93.20	102.30	9.10	19.97	346.19

	And	115.0	120.20	5.20	59.79	1,652.37
KP05-526		97.0	98.40	1.40	16.11	89.96
	And	101.4	102.4	1.00	13.08	90.20
	And	105.0	105.90	0.90	24.24	198.70
	And	110.10	111.10	1.00	25.97	218.90
KP05-539		267.80	272.20	4.40	4.32	5.11
	Incl.	269.90	272.20	2.30	7.44	6.82
	And	272.60	275.40	2.80	11.04	11.55
KP05-546		229.50	231.70	2.20	12.82	225.05
KP05-575		196.0	202.60	6.60	3.19	17.35
	Incl.	200.25	201.70	1.45	6.01	22.86
	And	220.60	221.30	0.70	11.72	7.40
KP05-590		336.80	341.95	5.15	0.67	14.36

Stripping, mapping and sampling of the central part the South zone was completed in July enabling this area to be evaluated for mine planning. Excellent continuity of high grades was outlined over the 40 metres strike of vein exposure and will result in a small expansion to the open pit.

Central zone

Thirty seven exploration and infill drill holes, totaling 9,289 metres, have been completed in the Central zone in 2005 to upgrade the resource in the southern portion from inferred to indicated classification. The new drilling in this area has identified gold and silver rich veining within areas previously modeled as dykes. Highlights of the new drilling include hole KP05-507 (3.40 metres grading 32.28 g/t gold and 253.43 g/t silver and 3.70 metres grading 27.32 g/t gold and 690.52 g/t silver) and hole KP05-537 (10.30 metres grading 25.94 g/t gold and 365.04 g/t silver). Selected results from the Central zone drilling are listed below:

Hole #		FROM (metres)	TO (metres)	LENGTH (metres)	GOLD (g/t)	SILVER (g/t)
KP05-496		223.60	226.40	2.80	33.09	624.95
KP05-498		257.10	265.50	8.40	5.10	71.68
	Incl.	257.10	258.75	1.65	16.47	287.34
KP05-507		146.30	149.70	3.40	32.28	253.43
	And	155.40	159.10	3.70	27.32	690.52
KP05-537		221.50	231.80	10.30	25.94	365.04
	Incl.	228.4	229.00	0.60	275.40	4,815.90
KP05-540		286.80	292.30	5.50	6.63	64.98
	Incl.	290.40	291.50	1.10	15.56	113.50
KP05-549		181.50	186.50	5.00	17.60	283.72
KP05-554		257.00	261.50	4.50	12.79	98.21
KP05-560		169.50	171.00	1.50	45.33	1001.62
	And	180.10	184.70	4.60	6.08	18.85
KP05-562		83.50	84.50	1.00	77.29	1,709.90
	And	85.35	89.20	3.85	14.36	111.57

These results indicate that the main Kupol vein continues to increase in size and remains open to the north, south and at depth. Drilling is ongoing and the remainder of the 2005 drill program will focus on defining new veins throughout the Kupol property.

Tom Garagan, Vice President of Exploration for Bema Gold Corporation, is the Qualified Person for this exploration project.

Item 6:
Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)

Not applicable.

Item 7:	Omitted Information

Not applicable

Item 8:	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration, General Counsel and Secretary Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, B.C. V6E 4S3 Telephone: (604) 681-8371

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 9th day of September, 2005.